UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest event Reported): March 30, 2023

AMERICAN RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Florida	000-55456	46-3914127
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12115 Visionary Way, Suite 174, Fishers Indiana, 46038

(Address of principal executive offices)

(317) 855-9926

(Registrant’s telephone number, including area code)

________________________________________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See: General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

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Item 2.02. Results of Operations and Financial Condition.

On March 30, 2022, American Resources Corporation (or the “Company”) issued a press release to announce the reporting of the Company’s financial and operating results for the fourth quarter and full year 2022 (the “Earnings Release”), and to provide a business outlook.

The information presented in Item 2.02 of this Current Report on Form 8-K and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, unless the Company specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.

A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are attached hereto and filed herewith.

Exhibit No.	Description
99.1	Earnings Release Dated March 30, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Resources Corporation

Date: March 30, 2023	By	/s/ Mark C. Jensen
Mark C. Jensen
Chief Executive Officer

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American Resources Corporation Reports Fourth Quarter and Full Year 2022 Financial Results and Provides Business Outlook

The first domestic, commercial producer of separated and high-purity REEs from recycled permanent magnets and high-purity battery elements from recycled lithium-based batteries

Company’s patented chromatographic separation and purification process defining itself as the world-leading critical mineral refining technology

Company realizes record annual revenues which increased more than 400% year-over-year as carbon operations continue to scale

Strong balance sheet provides financial strength and flexibility to execute on its innovation, collaboration and growth plans

Company to host update conference call today at 4:30 PM ET

March 30, 2023 | Source: American Resources Corporation

FISHERS, INDIANA / ACCESSWIRE / March 30, 2023 / American Resources Corporation (NASDAQ:AREC) (“American Resources” or the “Company”), a next generation and socially responsible supplier of rare earth and critical elements, carbon and advanced carbon materials to the new infrastructure and electrification marketplace, today announced financial results for the fourth quarter and full year ended December 31, 2022. The Company will host a conference call and webcast, today, March 30, 2023, at 4:30 PM ET (details below).

Mark Jensen, Chairman and CEO of American Resources Corporation commented, “Throughout 2022 we further established our pillars of growth and have uniquely positioned our businesses to capitalize on defined growth opportunities across the markets we serve. We believe the past year, where we realized record revenues, marks an exciting inflection point in our evolution as a Company. Our American Carbon division is uniquely positioned to provide incremental metallurgical carbon to a supply constrained global steel market, with a relatively much lower capital cost, given the assets we own and the restructuring we have already completed. ReElement Technologies has become the most exciting entity we have ever been a part of as it establishes itself as a world-leading critical mineral refining technology. The critical and rare earth elements we refine are imperative to operate our modern-day technology including electric vehicles, clean energy and defense applications. ReElement’s patented chromatographic separation and purification technology addresses the biggest bottleneck within our domestic and global supply chain. We believe our proven ability to sustainability produce ultra-pure critical mineral products in a smaller, cleaner and lower cost footprint while having the ability to be highly flexible to the feedstocks we refine is revolutionary not only for the U.S., but for the entire planet. Lastly, our American Metals division is a platform which has ample opportunity to leverage ReElement’s refining capabilities by diversifying into other metals and feedstocks to process, including battery material processing and recycling. In retrospect, we have achieved some very material milestones over the past two years since announcing our ReElement division, and we continue to focus on timely execution to solidify our strategic positioning within the value chain.”

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2022 Key Division Highlights

ReElement Technologies

•	Achieved groundbreaking success as the first in the United States to produce greater than 99.5% pure rare earth elements [dysprosium (Dy), neodymium (Nd) and praseodymium (Pr)] and 99.9% pure lithium at commercial scale, in isolated forms and from sustainable sources including end-of-life permanent magnets and lithium-based batteries.

•	Continued to buildout a best-in-class team to drive operations expertise and strategic vision including Director of R&D Dr. Yi Ding, COO, Jeff Peterson, CCO, Chris Moorman, Technical Advisor and Director of Engineering, Bill Smith and Director, Bob Galyen.

•	Established the first domestic, critical mineral, advanced refining facility in Noblesville, Indiana focused on sustainability and circular supply chain, and has paved the way with site selection, design, engineering and initial development of its large scale, high capacity refining facility.

•	Established partnerships with two of the leading domestic rare earth magnet platforms: 1) USA Rare Earth Magnets, LLC to develop the nation’s first fully domestic and circular supply chain for rare earth magnet manufacturing, and 2) Advanced Magnetics Lab, Inc. (AML) to provide high-purity raw material for their domestic magnet production and made an investment to further advance AML’s technology and commercialization.

American Carbon

•	Positioned its McCoy Elkhorn complex as initial driver of carbon production growth given feedstock of high-quality metallurgical carbon deposits and processing capacity with the following initiatives:

o	Commenced production at its greenfield Carnegie 2 metallurgical carbon mine to supplement its existing Carnegie 1 mine.
o

Secured approval for advanced mining plans to increase production at its Carnegie mines including a deep cut mine plan at its Carnegie 1 mine, a continuous haulage bridge section at its Carnegie 1 mine, and a second mining section at its Carnegie 2 mine.

o	Commissioned one of its two processing facilities at McCoy Elkhorn for internal carbon processing, third-party processing and carbon loading.

•

Positioned Wyoming County Coal as its next driver of growth with the federal commitment in the form of $4.9 million in New Market tax Credits to go alongside the preliminary approval for a $45 million volume cap allocation from the state if West Virginia for private activity, Solid Waste Disposal Facility Revenue Bonds. These two non-dilutive capital sources will support the development of two underground deep mines to produce premium, mid-vol metallurgical carbon, upgrade to the existing processing facility and development of its patented electrolysis technology to process associated waste streams into critical mineral concentrates.

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Corporate

•

Elevated its shareholder-focused and value-creative culture by establishing a special committee to evaluate strategic opportunities that can unlock the value of the Company. Accordingly, the special committee instituted the following initiatives:

o	Implemented a stock repurchase program for up to a $10 million.
o	Repurchased a 7.5% interest of ReElement Technologies, making it a wholly owned subsidiary of American Resources.
o	Filed a Form10 registration statement with the U.S. Securities and Exchange Commission (“SEC”) for the planned spin-off of its ReElement Technologies division into a standalone public company.

•

Strengthened its balance sheet and financial flexibility through the conversion of the Company’s last convertible debt, whereby Golden Properties Ltd. elected to convert all of their Senior Convertible Debentures due March 31, 2023 to shares of class A common stock of the Company in a move that reduces the debt of the Company by over $9 million.

“Looking forward to the remainder of 2023, our excitement over the opportunities we have in front of us continues to reach an all-time high. We have positioned our McCoy Elkhorn complex as American Carbon’s primary growth asset as we continue to expand production at our set of Carnegie mines, as we restart our onsite processing capacity and have redeployed certain assets from Perry County to support additional growth. Beyond Carnegie 1 and 2, we are planning and developing two, fully-permitted mines to supply our McCoy Elkhorn complex with additional low-cost, high quality metallurgical carbon for the global steel industry. Over the first several weeks of 2023, we have stockpiled approximately $6 million of met carbon production at McCoy Elkhorn as we prepared our processing plant to fully come online. Additionally, we are confident that our significant processing capabilities at McCoy Elkhorn will provide us ample third-part processing and loading opportunities with minimal additional capital expenditures,” continued Mr. Jensen.

“The opportunity for ReElement Terchnologies continues to manifest at a very rapid pace and continues to be bolstered by our tremendous team and partnerships. Now that we have showcased commercial success for refining both rare earth and critical battery elements, we are confident that our refining technology will be recognized as the most efficient and viable standard as the foundation and infrastructure of this energy transition is stood up. As this transition continues to take hold, it is worth noting that our critical mineral needs are expected to exponentially increase and high purity products will be imperative for manufacturing. As such, we believe our value-added services and collaborative approach will be continue to bolster our upstream and downstream partnerships and unlock the value of ReElement as we position it as a standalone public company.”

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Expected Near-Term Catalysts

•	Continued increase in carbon production to meet growing market demand.

•	Closing of $45 million West Virginia tax-exempt industrial development bonds for Company’s Wyoming County advanced carbon and rare earth processing facility.

•

Additional ReElement Technologies upstream and downstream partnerships to bolster feedstocks of end-of-life products and ores for critical and REEs and offtake customers of sustainable and domestic sources of high-purity battery and magnet metals.

•	Showcase commercial efficacy of using patented chromatography process to produce ultra-pure lithium hydroxide or carbonate from spodumene ore.

•	Continue to scale critical mineral refining capacity with the procurement of large-scale facility and co-located facilities through partnerships.

Conference Call Information

American Resources management will host a conference call for investors, analysts and other interested parties today, Thursday, March 30, 2023 at 4:30 PM ET.

Interested participants and investors may access the conference call by dialing (877) 407-4019 and referencing American Resources Corporation’s Fourth Quarter and Full Year 2022 Conference Call, or by the webcast link: here.

Financial Results for Fourth Quarter and Year-End December 31, 2022

For the full year of 2022, American Resources reported a net income loss of $XX.X million or a loss of $0.XX per share for the twelve months ended December 31, 2021, as compared with a net income loss $32.4 million or loss of $0.59 per share for the full year of 2021. The Company earned adjusted earnings before interest, taxes, depreciation, amortization, accretion on asset retirement obligations, non-operating expenses and non-cash impairment (‘adjusted EBITDA”) loss of $X.X million for the year ended December 31, 2022, as compared with an adjusted EBITDA loss of $22.8 million in 2021.

For the fourth quarter of 2022, American Resources reported a net income loss of $XX.X million, or a loss of $0.XX per share, as compared with a net income loss of $10.4 million, or a loss of $0.17 per share, in the prior year period. The Company earned an adjusted EBITDA of $X.X million in the fourth quarter of 2022, as compared with an adjusted EBITDA loss of $6.8 million for the fourth quarter of 2021.

Fourth Quarter 2022 Summary

Total revenues were $X.XX million for the fourth quarter of 2022 compared to revenues of $4.54 million during the fourth quarter of 2021. General and administrative expenses for the fourth quarter of 2022 were $X.X million compared to $1.3 million in the prior year period. American Resources incurred interest expense of $X.X million during the fourth quarter of 2022 compared to $1.9 million during the fourth quarter of 2021. Development costs during the quarter were $X.XX million, compared to $3.69 million in the third quarter of 2022.

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Full Year 2022 Summary

Full year 2022 revenues were $XX.X million compared to full year 2021 revenues of $7.76 million. The Company realized record revenue in 2022, and a greater than 400% increase over 2021 annual revenue, as it grew production at its McCoy Elkhorn complex while being offset by the idling of its Perry County Resources complex due to labor disruptions resulting from the catastrophic floods that hit eastern Kentucky in August 2022. The Company has redeployed certain assets, including labor, from its Perry County Resources complex to its McCoy Elkhorn complex to support its continued organic growth. The Company is currently realizing a higher and more consistent production schedule at its McCoy Elkhorn complex and has stockpiled approximately $6 million of metallurgical carbon as it commissions its onsite processing facility to fully operate. Development costs during 2022 were $XX.X million compared to $18.1 million during 2021 and better positions the Company to meet its demand while realizing a healthy pricing environment.

The Company did not incur any income tax expense in 2022 as it was able to utilize its available net operating losses (“NOL”) carried forward from prior periods of approximately $XX.X million as of December 31, 2022.

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[AMERICAN RESOURCES CORPORATION]

[CONSOLIDATED STATEMENTS OF OPERATIONS]

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[AMERICAN RESOURCES CORPORATION]

[CONSOLIDATED BALANCE SHEETS]

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[AMERICAN RESOURCES CORPORATION]

[CONSOLIDATED STATEMENTS OF CASH FLOWS]

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Reconciliation of Non-GAAP Measures

Reconciliation of Adjusted EBITDA to Amounts Reported Under U.S. GAAP

	For the three months ended Dec. 31, 2022	For the twelve months ended Dec. 31, 2022	For the three months ended Dec. 31, 2021	For the twelve months ended Dec. 31, 2021
Net Income	-	-	(10,440,772)	(32,394,323)

Interest & Other Expenses	-	-	1,898,848	4,159,813
Income Tax Expense	-	-	-	-
Accretion Expense	-	-	179,374	1,096,283
Depreciation	-	-	615,806	1,980,026
Amortization of Mining Rights	-	-	308,605	1,246,740
Amortization of Debt Discount & Issuance	-	-	-	8,637
Non-Cash Stock, Warrant & Option Comp. Expense	-	-	614,938	1,093,603

Total Adjustments	0	0	3,617,571	9,585,102

Adjusted EBITDA	#VALUE!	#VALUE!	(6,823,201)	(22,809,221)

(1)

Adjusted EBITDA is defined as net income before net interest expense, income tax expense, accretion expense, depreciation, non-cash stock compensation expense, transaction and other professional fees. Adjusted EBITDA is not a measure of financial performance in accordance with GAAP, and we believe items excluded from Adjusted EBITDA are significant to a reader in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation, nor as an alternative to net income, income from operations, cash flow from operations or as a measure of our profitability, liquidity, or performance under GAAP. We believe that Adjusted EBITDA presents a useful measure of our ability to incur and service debt based on ongoing operations. Furthermore, similar measures are used by analysts to evaluate our operating performance. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by others.

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About American Resources Corporation

American Resources Corporation is a next-generation, environmentally and socially responsible supplier of high-quality raw materials to the new infrastructure market. The Company is focused on the extraction and processing of metallurgical carbon, an essential ingredient used in steelmaking, critical and rare earth minerals for the electrification market, and reprocessed metal to be recycled. American Resources has a growing portfolio of operations located in the Central Appalachian basin of eastern Kentucky and southern West Virginia where premium quality metallurgical carbon and rare earth mineral deposits are concentrated.

American Resources has established a nimble, low-cost business model centered on growth, which provides a significant opportunity to scale its portfolio of assets to meet the growing global infrastructure and electrification markets while also continuing to acquire operations and significantly reduce their legacy industry risks. Its streamlined and efficient operations are able to maximize margins while reducing costs. For more information visit americanresourcescorp.com or connect with the Company on Facebook, Twitter, and LinkedIn.

About ReElement Technologies LLC

ReElement Technologies LLC is redefining how critical and rare earth elements are both sourced and processed while focusing on the recycling of end-of-life products such as rare earth permanent magnets and lithium-ion batteries, as well as coal-based waste streams and byproducts to create a low-cost and environmentally-safe, circular supply chain. ReElement has developed its innovative and scalable “Capture-Process-Purify” process chain in conjunction with its licensed intellectual property including 16 patents and technologies and sponsored research partnerships with three leading universities to support the domestic supply chain’s growing demand for magnet and battery metals. For more information visit reelementtech.com or connect with the Company on Facebook, Twitter, and LinkedIn.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause the Company’s actual results, performance, or achievements or industry results to differ materially from any future results, performance, or achievements expressed or implied by these forward-looking statements. These statements are subject to a number of risks and uncertainties, many of which are beyond American Resources Corporation’s control. The words “believes”, “may”, “will”, “should”, “would”, “could”, “continue”, “seeks”, “anticipates”, “plans”, “expects”, “intends”, “estimates”, or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Any forward-looking statements included in this press release are made only as of the date of this release. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect subsequent events or circumstances. The Company cannot assure you that the projected results or events will be achieved.

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Investor Contact:

JTC Team, LLC

Jenene Thomas

833-475-8247

arec@jtcir.com

RedChip Companies Inc.

Todd McKnight

1-800-RED-CHIP (733-2447)

Info@redchip.com

Company Contact:

Mark LaVerghetta

Vice President of Corporate Finance and Communications

317-855-9926 ext. 0

investor@americanresourcescorp.com

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